September 29, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-257501) of United Health Products, Inc. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective today, Wednesday, September 29, 2021 at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes Gavin C. Grusd, of Ruskin Moscou Faltischek, P.C., to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by a telephone call to Mr. Grusd at (516) 663-6514, or in his absence Andrew Garbarino, of Ruskin Moscou Faltischek, P.C., at (516) 663-6632. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Ruskin Moscou Faltischek, P.C., attention: Gavin C. Grusd, via email at ggrusd@rmfpc.com.

Very truly yours, UNITED HEALTH PRODUCTS, INC.

By:	/s/ Brian Thom
Name: Title:	Brian Thom Chief Executive Officer